September 6, 2016

Securities and Exchange Commission	VIA EDGAR

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20548

Attn: Division of Accounting, Cathy Churko

Re:    Timothy Plan., File Nos. 811-08228 and 033-73248, Sarbanes-Oxley Review of Financial statements and Related items.

Dear Ms. Churko:

On behalf of the Timothy Plan (the “Trust”), we are filing this letter to respond to comments provided to the Trust as a result of your review of the Trust’s financial statements and related matters.

1.

You noted that the that Mr. Arthur Ally did not sign the required certifications in capacities as both Principal Executive Officer and Principal Financial Officer, as required under Sarbanes-Oxley. Mr. Ally has executed both required certifications in each of his executive capacities, and those certifications are being re-filed concurrently with this correspondence.

2.

You noted that Chief Compliance officer fees paid were not disclosed as required, and that Drake Compliance, LLC had not been disclosed as the entity providing compliance services to the Trust. Registrant will correct these oversights in all future filings requiring such disclosure.

3.

You noted that the managers’ letters for the Aggressive and Large Cap Growth Funds; and the Defensive Strategies, Strategic Growth and Conservative Growth Funds did not include discussion reflecting the strategies and techniques that impacted the relevant Fund’s performance, as required under Item 27(b)(7) of Form N-1A. Registrant will ensure that future MD&A Letters are fully compliant with Item 27(b)(7) of Form N-1A.

4.

You noted that, because the Aggressive Growth, Large/Mid Cap Growth, Large/Mid Cap Value and Small Cap Value Funds were investing less than 80% of their assets within each Fund’s stated investment philosophy and were holding between 30% to 50% in cash, disclosure should have been included to state that the Funds were following a defensive strategy, and when following a temporary defensive strategy, the Fund(s) may not achieve their published investment objectives. Appropriate disclosure will be added, as necessary, in all future filings.

5.

You noted at the International Fund experienced an indemnified trade error. Although the trade error was disclosed in the Notes, you noted that the repayment should have been reflected as a separate line item in the financial statements. In the future, should such a situation arise, Registrant will properly disclose the item.

On behalf of the Trust, Arthur Ally, President of the Trust, acknowledges the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing. The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing. Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/ David D. Jones, Esq.
DAVID D. JONES, ESQ.